Exhibit 7.1
Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of dollars)

	December 31,
	2010		2009		2008	2007		2006
Historical ratio:
Fixed charges:

Interest costs and amortization on debt discount or premium in all indebtedness	78,167		95,051		91,338	55,616		60,036
Portion of rent expense representative of interest factor (A)	12,454		15,566		25,720	22,683		16,663

Fixed charges	90,621		110,617		117,058	78,299		76,699

Earnings:
Pretax income from continuing operations	(78,097)		(94,583)		95,534	(29,193)		(68,760)
Less:
Non-controlling interest	1,647		1,380		507	160		509
Equity investee (income) loss	136		191		329	1,006		511
Fixed charges	90,621		110,617		117,058	78,299		76,699
Amortization of capitalized interest	—		—		—	—		—
Distributed income of equity investees	—		—		—	—		—
Less:
Capitalized interest					8,352	—		—

Earnings	10,741		14,463		203,404	47,940		6,919

Ratio of earnings to fixed charges	(N/A	)(B)	(N/A	)(B)	1.74	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)	Due to the registrant’s loss in 2010, 2009, 2007 and 2006, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $79.9 million, $96.2 million, $30.4 million, and $69.8 million respectively to achieve a coverage ratio of 1:1.